FORM 4

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

       Hill, Jr., Carey Stratton
       2914 Ella Lee
       Houston, TX 77019

2.  Issuer Name and Ticker or Trading Symbol

       Acap Corporation (AKAP)

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.  Statement for Month/Year

       May 2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer  (Check all applicable)
    [X] Director
    [ ] 10% Owner
    [ ] Officer (give title below)
    [ ] Other (specify below)

7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X]  Form filed by One Reporting Person
    [ ]  Form filed by More than One Reporting Person

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                                  Table I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security                2.  Transaction Date
      (Instr. 3)                         (Month/Day/Year)
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      Common Stock                          No changes

3.  Transaction Code                 4.  Securities Acquired (A) or Disposed
       (Instr. 8)                          of (D) (Instr. 3, 4 and 5)

       Code       V                      Amount   (A)  or (D)   Price
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5.  Amount of Securities             6.  Ownership Form: Direct (D) or
    Beneficially Owned at End            Indirect (I)(Instr. 4)
    of Month (Instr. 3 and 4)
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7.  Nature of Indirect Beneficial
      Ownership (Instr. 4)

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                                  Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
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1.  Title of Derivative Security     2.  Conversion or Exercise Price of
       (Instr.3)                           of Derivative Security
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       Stock purchase option                    $400.00

3.  Transaction Date                 4.  Transaction Code (Instr. 8)
     (Month/Day/Year)
-----------------------------------------------------------------------------
                                            Code       V

         5/13/02                                  A

5.  Number of Derivative Securities  6.  Date Exerciseable and Expiration
    Acquired (A) or Disposed of (D)       Date (Month/Day/Year)
       (Instr. 3, 4 and 5)
-----------------------------------------------------------------------------
         (A)                    (D)

          45                     A               5/13/07     5/13/12

7.  Title and Amount of Underlying   8.  Price of Derivative Security
      Securities (Instr. 3 and 4)            (Instr. 5)
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       Common Stock        45

9.  Number of Derivative Securities  10. Ownership Form of Derivative
      Beneficially Owned at End          Securities Beneficially Owned
      of Month (Instr. 4)                 at End of Month  (Instr. 4)
----------------------------------------------------------------------------

          45                                      D

11. Nature of Indirect Beneficial
      Ownership (Instr. 4)
-----------------------------------------------------------------------------
Explanation of Responses:



\s\ C. Stratton Hill, Jr.
-----------------------------------
**Signature of Reporting Person


June 7, 2002
-----------------------------------
Date

Reminder:
Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
   Instruction 4(b)(v).
**Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:
File three copies of this Form, on of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure